Filed Pursuant to Rule 424(b)(3)
Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 2 DATED APRIL 27, 2012

TO THE PROSPECTUS DATED APRIL 10, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 10, 2012, relating to our offering of up to $1,100,000,000 in shares of our common stock. This supplement No. 2 supercedes and replaces all prior supplements to the prospectus. Terms used and not otherwise defined in this Supplement No. 2 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offering;

•	the determination by our board of directors of our estimated value per share as of December 31, 2011;

•	selected financial data;

•	our operating performance—funds from operations and modified funds from operations;

•	a description of our portfolio;

•	our recent disposition of two pads at the Morningside Marketplace;

•	our potential property disposition;

•	information regarding our indebtedness;

•	information regarding our distributions;

•	information regarding redemption of shares;

•	our net tangible book value per share;

•	compensation paid to our advisor and its affiliates;

•	experts; and

•	information incorporated by reference.

Status of Our Public Offering

        We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of

April 18, 2012, we had received and accepted investors’ subscriptions for and issued 8,416,513 shares of our common stock in our initial public offering, including 172,103 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of approximately $83,602,916. As of April 18, 2012, approximately 91,718,090 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2012, unless extended, or the date on which the maximum offering amount has been sold.

The Determination by Our Board of Directors of Our Estimated Value Per Share

Our board of directors has determined an estimated value per share of our common stock of $10.14 as of December 31, 2011, an increase from the previously determined estimated value per share of $10.08 as of September 30, 2011. We are providing the estimated value per share to assist broker-dealers and stockholders in their evaluation of us. This is the second determination by our board of directors of an estimated value per share of our common stock. We currently anticipate that an estimated value per share will be calculated quarterly through the quarter ended June 30, 2012 and we anticipate disclosing an updated estimated value per share as of March 31, 2012 in June, 2012 and an updated estimated per share value as of June 30, 2012 in August 2012. However, our board of directors may determine to update such estimate more frequently.

The objective of our board of directors in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with our advisor. The estimated value per share is based on (x) the estimated value of our assets less the estimated value of our liabilities divided by (y) the number of outstanding shares of our common stock plus the limited partnership units of our operating partnership issued to third party sellers in connection with our acquisition of the Pinehurst Square East property, or the Pinehurst units, all as of December 31, 2011. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values of our assets and liabilities are expected to change in the future.

In determining an estimated value of a share of our common stock, our board of directors relied upon information provided by our advisor as well as our board of directors’ experience with, and knowledge about, our real estate portfolio. Our board of directors also reviewed (1) an appraisal by a real estate consulting firm, Robert A. Stanger & Co., Inc., which we refer to as the “real estate consultant,” as of September 30, 2011, on eight retail properties owned by us at September 30, 2011, (2) an appraisal by an independent third party appraiser, Cushman & Wakefield of Illinois, Inc., which we refer to as the “appraiser,” as of September 30, 2011, on a multitenant retail center known as Constitution Trail which we acquired in a consent foreclosure proceeding on October 21, 2011, (3) the acquisition cost of Osceola Village and Summit Point Shopping Center, or Summit Point, two additional properties we acquired during the fourth quarter of 2011, and (4) a separate report prepared by our advisor providing our estimated per share value, which we refer to as the “valuation report.” In determining our estimated value per share, our board of directors considered a number of other factors, including more recent appraisals obtained by our lenders in connection with a refinancing on our line of credit and estimated cash flows based on rent rolls as of December 31, 2011.

The appraiser and the real estate consultant each have MAI designations and have extensive experience in conducting appraisals on retail properties. The appraiser and real estate consultant retained by our affiliates on our behalf do not have any direct or indirect material interest in any transaction with us or in any currently proposed transaction to which we, our advisor or our directors or officers are a party. We and our affiliates retain each of the appraiser and real estate consultant from time to time to prepare appraisals on properties owned by us and our affiliates as well as provide other brokerage and consulting services to us and our affiliates. We believe there are no material conflicts of interest between the appraiser or real estate consultant, on the one hand, and us, our advisor and our directors or officers, on the other hand.

Methodology

The following is a summary of the valuation methodologies used for each type of asset:

Real Estate Investments. Our board of directors determined that the market value of the leased fee interests in our portfolio of eleven retail properties as of December 31, 2011 was $175,004,000. The purchase price for the same properties (as adjusted for related capital expenditures) was approximately $155,261,000. In determining the value of our property portfolio, our board of directors considered the value of the eight properties we owned as of September 30, 2011 based upon the appraisal by the real estate consultant, the value of the Constitution Trail property as of September 30, 2011 based upon the appraisal by the appraiser and the acquisition cost of Osceola Village and Summit Point which we acquired during the fourth quarter of 2011. In determining the estimated value per share, our board of directors made adjustments to the above values after consideration of other factors, including third party appraisals obtained from lenders on certain of our properties and rent roll information as of December 31, 2011.

In preparing the appraisal on the eight properties we owned at September 30, 2011, the real estate consultant conferred with our advisor and prepared a report containing appraisals of each of our real properties. To assist the real estate consultant in preparing the appraisal, our advisor provided certain necessary information to the real estate consultant, including, without limitation, comparable sales transactions, rent rolls, the costs of operating the properties and assumptions related to lease commissions, tenant improvement costs and market rental rates for the properties, all of which were reviewed and modified, as appropriate, by the real estate consultant in preparing the appraisal. In determining the market value of our real estate portfolio at September 30, 2011, the real estate consultant estimated the value of the leased fee interests in our property portfolio based on both the sales comparison and income approaches. In applying the sales comparison approach, the real estate consultant utilized indices of value derived from actual or proposed sales of comparable properties. In using the income approach, the real estate consultant used future streams of income expected by each property and discounted them at an appropriate rate to convert the streams into a present value (the discounted cash flow analysis). In determining the market value of our aggregate property portfolio at September 30, 2011, the real estate consultant relied on the values it obtained under the income approach, utilizing a discounted cash flow analysis and the sales comparison approach. Our board of directors determined that the value of the eight properties we owned at September 30, 2011 was $107,200,000 as of December 31, 2011 compared to $104,400,000 as of September 30, 2011. The increase in value of these properties was due to the consideration by our board of directors of more recent appraisals on certain of our properties obtained by lenders in November 2011 in connection with a refinancing of debt and an updated cash flow analysis on these properties based upon rent roll information and other determinations of value as of December 31, 2011. Our board of directors also considered the sale of two pads at our properties during the fourth quarter of 2011.

The appraiser conducted an appraisal of Constitution Trail as of September 30, 2011 and valued the property at $29,000,000. The appraisal was based upon the sales comparison approach (discussed above) and the income capitalization approach. The income capitalization approach determines the value of a property based on the anticipated economic benefits by converting anticipated net income into value based on the direct capitalization method and the yield capitalization method. In determining the value of Constitution Trail, the appraiser gave more weight to the income capitalization approach. Subsequent to the appraisal of Constitution Trail, we discovered that due to a title error two pads comprising 3.41 acres were included in the Constitution Trail appraisal that should not have been included. As a result, our board of directors determined that the value of Constitution Trail, excluding the two pads, was $27,900,000 at December 31, 2011.

In addition to our acquisition of Constitution Trail, we acquired Osceola Village on October 11, 2011 and Summit Point on December 21, 2011 for an aggregate purchase price of $40,050,000. Our board of directors determined that the value of these two properties at December 31, 2011 was $41,400,000. Our board of directors determined to adjust the valuation of the Osceola Village after considering, among other factors, the cost of acquisition based on the review of an appraisal obtained by one of our lenders on the property. This appraisal was performed by Integra Realty Resources, Inc., or Integra, which was selected by our lender in its sole discretion and without our consent or involvement. One of our independent directors, Jeffry S. Rogers serves as President and Chief Operating Officer of Integra. Mr. Rogers had no involvement in the engagement of the services provided to our lender in connection with the appraisal of Osceola Village.

Notes Payable. The valuation report prepared by our advisor contained a valuation of our notes payable using a discounted cash flow analysis. Cash flows were based on the remaining loan terms and on our advisor’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio and type of collateral. Our notes payable increased from $82,917,000 at September 30, 2011 to $112,395,000 at December 31, 2011.

Other Assets and Liabilities. The valuation report prepared by our advisor contained a majority of our other assets and liabilities, consisting primarily of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities, which were considered by our board of directors to be equal to fair value due to their short maturities. Certain balances, including interest receivable on real estate-related assets and acquired above/below market leases, have been eliminated for the purpose of determining the estimated value per share due to the fact that the value of those assets and liabilities were already considered in the valuation of the respective investments.

The estimated value per share was based upon 6,262,204 shares of equity interests outstanding as of December 31, 2011, which was comprised of 5,974,732 outstanding shares of our common stock and 287,472 outstanding Pinehurst units.

The estimated per share value does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange, a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead.

The following table presents how the estimated per share value was determined as of September 30, 2011 and December 31, 2011 (in thousands):

	September 30, 2011	December 31, 2011
Value of Properties (1)	133,400	135,100
Value of Fourth Quarter Acquisitions	—	41,400
Cash	2,733	3,240
Other Assets	1,033	1,384

	$137,166	$181,124

Other Liabilities	(4,329)	(4,955)
Notes Payable	(82,917)	(112,395)
Other Notes Payable	(730)	(300)

	$(87,976)	$(117,650)

Book Value/Net Asset Value	$49,190	$63,474

Shares Outstanding	4,879	6,262

Estimated per share value	$10.08	$10.14

(1)	Includes the value of Constitution Trail.

Allocation of Estimated Value

As of December 31, 2011, our estimated per share value was calculated as follows:

Real estate properties	$28.18 (1)
Mortgage debt	$(11.13)
Line of credit	$(6.86)
Other	$(0.05)
Estimated value per share	$10.14

(1)	The following are the key assumptions (shown on a weighted average basis) that were used in the discounted cash flow models to estimate the value of our real estate assets:

Exit capitalization rate	8.93%
Discount rate	10.13%
Annual market rent growth rate (a)	3.0%
Average holding period	10 years

(a)

Rates reflect estimated compounded annual growth rates (CAGRs) for market rents over the holding period. The range of CAGRs shown is the constant annual rate at which the market rent is projected to grow to reach the market rent in the final year of the hold period for each of the properties.

While we believe that our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate assets. For example, assuming all other factors remain unchanged, an increase in the weighted average discount rate of 25 basis points would yield a decrease in the value of our real estate assets of 1.7%, while a decrease in the weighted average discount rate of 25 basis points would yield an increase in the value of our real estate assets of 1.7%. Likewise, an increase in the weighted average exit capitalization rate of 25 basis points would yield a decrease in the value of our real estate assets of 1.3%, while a decrease in the weighted average exit capitalization rate of 25 basis points would yield an increase in the value of our real estate assets of 1.4%.

Limitations of the Estimated Value per Share

As with any valuation methodology, the methodologies used to determine the estimated value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by our board of directors. The estimated value per share determined by our board of directors does not represent the fair value of our assets less liabilities in accordance with GAAP, and such estimated value per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to realize the estimated share value if such stockholder attempts to sell his or her shares;

•	a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	shares of our common stock would trade at the estimated value per share on a national securities exchange;

•	a third party would offer the estimated value per share in an arms-length transaction to purchase all or substantially all of the shares of our common stock; or

•

the methodologies used to estimate the value per share would be acceptable to the Financial Industry Regulatory Authority, Inc. or under the Employee Retirement Income Security Act with respect to their respective requirements.

Further, the estimated value per share was calculated as of a moment in time, and, although the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets (including acquisitions and dispositions of real estate assets since December 31, 2011), developments related to individual assets and changes in the real estate and capital markets, we have only undertaken to update the estimated value per share quarterly through the quarter ended June 30, 2012. As a result, stockholders should not rely on the estimated value per share as being an accurate measure of the then-current value of our shares of common stock in making an investment decision. For the reasons set forth above and due to the fact that we are still conducting our continuous public offering of common stock and remain in our acquisition phase, our board of directors has determined that it is not appropriate to revise the price at which shares of our common stock are offered in our continuous public offering or under our distribution reinvestment plan at this time. In addition, we have not changed the price of redemptions under our share redemption program at this time other than with respect to the death or disability of a stockholder in which case shares will be redeemed at the most recent estimated value per share.

Selected Financial Data

        The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2011, incorporated by reference in this prospectus supplement. Our historical results are not necessarily indicative of results for any future period.

	As of December 31, 2011	As of December 31, 2010
BALANCE SHEET DATA:
Total investments in real estate, net	$141,668,000	$45,797,000
Cash and cash equivalents	2,052,000	1,486,000
Acquired lease intangibles, net	17,405,000	8,125,000
Total assets	170,570,000	58,889,000
Notes payable	112,395,000	39,164,000
Due to affiliates	1,334,000	1,834,000
Total liabilities	122,326,000	44,733,000
Total equity	48,244,000	14,156,000

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
OPERATING DATA:
Total revenue	10,776,000	4,793,000
Operating and maintenance expenses	3,671,000	2,037,000
General and administrative	2,167,000	1,732,000
Depreciation and amortization	4,384,000	2,072,000
Acquisition expenses	4,147,000	1,353,000
Interest expense	5,400,000	2,009,000
Loss before income (expense) and discontinued operations	(8,993,000)	(4,410,000)
Income from discontinued operations	125,000	14,000
Gain on sale of real estate	963,000	—
Interest income	598,000	4,000
Bargain purchase gain	9,617,000	—
Net income (loss)	2,310,000	(4,392,000)
CASH FLOW DATA:
Cash flows used in operating activities	(2,799,000)	(1,374,000)
Cash flows used in investing activities	(93,328,000)	(16,523,000)
Cash flows provided by financing activities	96,693,000	18,277,000
PER SHARE DATA:
Net earnings (loss) per share—basic and diluted
Continuing operations	$0.28	$(2.97)
Discontinued operations	$0.29	$0.01

Net earnings (loss)	0.57	(2.96)
Distributions declared per share	0.70	0.70
Weighted average shares outstanding—basic	3,698,518	1,483,179
Weighted average shares outstanding—diluted	3,702,016	1,483,179

Our Operating Performance—Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that public, non-listed REITs, like us, are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. As disclosed in our prospectus, our board of directors will determine to pursue a liquidity event when it believes that the then-current market conditions are favorable. However, our board of directors does not anticipate evaluating a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of our company or another similar transaction) until 2015. Thus, as a limited life REIT we will not continuously purchase assets and will have a limited life.

Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association, or IPA, an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a public, non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we rely on our advisor for managing interest rate, hedge and foreign exchange risk, we do not retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. In the event that proceeds from our initial public offering are not available to fund our reimbursement of acquisition fees and expenses incurred by our advisor, such fees and expenses will need to be reimbursed to our advisor from other sources, including debt, operational earnings or cash flow, net proceeds from the sale of properties, or from ancillary cash flows. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to our stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

Our management uses MFFO and the adjustments used to calculate MFFO in order to evaluate our performance against other public, non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate MFFO allow us to present our performance in a manner that reflects certain characteristics that are unique to public, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare our operating performance to that of other public, non-listed REITs, although it should be noted that not all public, non-listed REITs calculate FFO and MFFO the same way, so comparisons with other public, non-listed REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no regular net asset value determinations during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and in response to such standardization we may have to adjust our calculation and characterization of FFO or MFFO accordingly.

Our calculation of FFO and MFFO and the reconciliation to net income (loss) is presented in the following table for the years ended December 31, 2011 and December 31, 2010:

	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income (loss)	$2,310,000	$(4,392,000)
Adjustments:
Bargain purchase gain	(9,617,000)	—
Gain on sale of real estate assets	(963,000)	—
Depreciation of real estate assets	3,835,000	1,554,000
Amortization of tenant improvements and tenant allowances	450,000	202,000
Amortization of deferred leasing costs	137,000	315,000

Funds From Operations	$(3,848,000)	$(2,321,000)

Funds From Operations per share - basic	$(1.04)	$(1.56)
Funds From Operations per share - diluted	(1.04)	(1.56)

Adjustments(1):
Straight line rent (2)	(359,000)	(255,000)
Acquisition/disposition expenses (3)	4,274,000	1,353,000
Amortization of above market leases (4)	502,000	169,000
Amortization of below market leases (4)	(738,000)	(298,000)
Accretion of discounts on debt investments	(73,000)	(2,000)
Amortization of debt premiums	65,000	37,000
Accelerated interest due to early extinguishment of debt	109,000	—

Modified Funds From Operations	$(68,000)	$(1,317,000)
Modified Funds From Operations per share — basic	$(0.02)	$(0.89)
Modified Funds From Operations per share — diluted	$(0.02)	$(0.88)
Net income (loss) per share — basic	$0.62	$(2.96)
Net income (loss) per share — diluted	$0.62	$(2.96)
Weighted average common shares outstanding — basic	3,698,518	1,483,179
Weighted average common shares outstanding — diluted	3,702,016	1,483,179

(1)

Our calculation of MFFO does not adjust for certain other non-recurring charges that do not fall within the IPA’s Practice Guideline definition of MFFO. In particular, for the year ended December 31, 2011, our calculation of MFFO does not adjust for the reversal of $213,000 of asset management fees that were included in the prior year.

(2)

Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.

(3)

In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition and certain disposition costs related to abandoned real estate sales, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition and disposition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition and disposition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property. In the event that proceeds from our initial public offering are not available to fund our reimbursement of acquisition fees and expenses incurred by our advisor, such fees and expenses will need to be reimbursed to our advisor from other sources, including debt, operational earnings or cash flow, net proceeds from the sale of properties, or from ancillary cash flows. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to our stockholders.

(4)

Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

Description of Our Portfolio

As of March 31, 2012, we had acquired sixteen single and multitenant retail properties encompassing approximately 1,562,994 leasable square feet. The following table sets forth a summary of the retail properties in our real estate portfolio as of March 31, 2012:

				Leasable Square Feet		Developable Land			Purchase Price (In Thousands)		Debt (In Thousands)		Cap Rate(1)
Property Name	Location	Interest	Property Type			Land Area (acres)	Estimated Buildable SF	Date Acquired					Acquisition	March 31, 2012
Moreno Marketplace	Moreno Valley, California	100%	Retail	78,743		1.97	15,750	11/19/2009	$12,500		$8,226	(2)	7.40%	7.20%
Waianae Mall	Honolulu, Hawaii	100%	Retail	170,275		.25	2,500	6/04/2010	$25,688		$20,150		10.92%	10.56%
Northgate Plaza Shopping Center	Tucson, Arizona	100%	Retail	103,492		—	—	7/06/2010	$8,050		$5,901	(2)	9.52%	9.54%
San Jacinto Esplanade Shopping Center(3)	San Jacinto, California	100%	Retail	53,777		3.62	32,150	8/11/2010	$7,088		$4,237	(2)	5.89%	4.28%
Craig Promenade(4)	Las Vegas, Nevada	100%	Retail	86,395		1.69	17,500	3/30/2011	$12,800		$7,644	(2)	8.07%	7.10%
Pinehurst Square East	Bismarck, North Dakota	100%	Retail	114,292		—	—	5/26/2011	$15,000	(5)	$9,317	(2)	8.64%	9.12%
BI-LO at Chester Plaza	Chester, South Carolina	100%	Retail	45,817		—	—	7/19/2011	$2,585		$1,195		9.05%	9.52%
Topaz Marketplace	Hesperia, California	100%	Retail	50,359		0.07	2,900	9/23/2011	$13,500		$7,643	(2)	8.27%	8.27%
Osceola Village	Kissimmee, Florida	100%	Retail	116,645		9.5	95,000	10/11/2011	$21,800		$18,976		6.2%	6.18%
Constitution Trail Centre	Normal, Illinois	100%	Retail	203,015	(6)	28.74	—	10/21/2011	$18,000	(7)	$15,600		7.4%	10.1%
Summit Point Shopping Center	Fayetteville, Georgia	100%	Retail	108,037	(8)	—	—	12/21/2011	$18,250		$16,750		7.6%	7.56%
Morningside Marketplace	Fontana, California	100%	Retail	87,793		—	—	1/09/2012	$18,050		$14,508		7.63%	7.63%
Woodland West Marketplace	Arlington, Texas	100%	Retail	176,414	(9)	—	—	2/03/2012	$13,950		$11,500		9.09%	9.09%
Ensenada Square	Arlington, Texas	100%	Retail	62,276		—	—	2/28/2012	$5,175		$3,266		8.66%	8.66%
Shops at Turkey Creek	Knoxville, Tennessee	100%	Retail	16,300		—	—	3/12/2012	$4,300	(10)	$2,500		8.49%	8.49%
Aurora Commons	Aurora, Ohio	100%	Retail	89,211		—	—	3/19/2012	$7,000		$4,500		10.01%	10.01%

(1)

Capitalization rates represent a widely used measurement for comparing real estate investment opportunities, but they should not be the sole factor in any real estate investment decision. Many more factors should be reviewed such as the growth or decline of the potential income, the change in value of the property, and any alternative investments available. We calculate the capitalization rate for a real property by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine gross operating revenues based on income that is contractually obligated to be paid by tenants (including anticipated renewals) over the upcoming 12-month period. Gross operating revenues are also adjusted for known vacancies, tenant concessions and charges not collected. Capitalization rates include projections of future income and expenses that may or may not occur.

(2)	Debt is included in our line of credit with keyBank totalling $42,968,000 as of December 31, 2011. Debt balances by property are estimated and reflect recent paydowns on the KeyBank line of credit.

(3)	Reflects our sale of a pad site that contains a Jack-In-The-Box restaurant and a vacant parcel at the San Jacinto property to a third party buyer for approximately $1.22 million.

(4)

Reflects (1) our sale of a 0.62 acre parcel of the Craig Promenade, which included a 2,157 square foot building, to a third party buyer for approximately $1.2 million on August 19, 2011 and (2) our sale of a 0.62 acre parcel of the Craig Promenade, which included a 3,198 square foot building, to a third party buyer for approximately $2.0 million on October 6, 2011.

(5)

We acquired the Pinehurst Square East, or the Pinehurst property, in exchange for aggregate consideration, valued at approximately $15,000,000, comprised of (1) an aggregate cash payment to certain of the sellers who elected to receive cash in the amount of approximately $841,588, (2) the issuance of approximately 287,472 Pinehurst units with an aggregate value of approximately $2,587,249, or $9.00 per unit, and (3) the repayment of the outstanding balance payable under a loan in the original principal amount of $13,200,000 secured by the Pinehurst property.

(6)	The leasable square feet excludes one ground lease totalling approximately 45,000 square feet.

(7)	Represents aggregate purchases price for the three mortgage notes secured by the property. We acquired the property in a consent foreclosure on October 21, 2011.

(8)	The leasable square feet excludes two ground leases totalling approximately 101,000 square feet.

(9)	The leasable square feet excludes one ground leases totaling approximately 20,000 square feet.

(10)

We acquired the Shops at Turkey Creek, or the Turkey Creek property, in exchange for aggregate consideration, valued at approximately $4,300,000, comprised of (1) an aggregate cash payment in the amount of approximately $510,000 and (2) the issuance of 144,324 limited partnership units of our operating partnership with an aggregate value of approximately $1,371,000.

The following table shows the occupancy rate, the average effective annual rental rate per square foot and the weighted average remaining lease term for each of our properties as of March 31, 2012:

	Occupancy (Based on Rentable Square Feet)	Weighted Average Annualized Rent	Weighted Average Effective Annualized Rental Rate per Square Feet	Weighted Average Remaining Lease Term (Months)
Moreno Marketplace	78.9%	$1,165,000	$14.79	174.0
Waianae Mall	80.3%	$2,709,000	$15.91	58.9
Northgate Plaza Shopping Center	92.0%	$911,000	$8.80	107.5
San Jacinto Esplanade Shopping Center	69.4%	$485,000	$9.02	148.3
Craig Promenade	73.5%	$949,000	$10.98	43.5
Pinehurst Square East	90.0%	$1,405,000	$12.29	61.6
BI-LO at Chester Plaza	100%	$234,000	$5.11	96.0
Topaz Marketplace	100%	$1,059,000	$21.03	123.8
Osceola Village	77.8%	$1,364,000	$11.69	127.8
Constitution Trail Shopping Center	65.2%	$2,119,000	$10.44	146.2
Summit Point Shopping Center	83.9%	$1,393,000	$12.86	105.2
Morningside Marketplace	93.9%	$1,518,000	$17.29	89.9
Woodland West Marketplace	86.2%	$1,241,000	$7.03	117.7
Ensenada Square	96.3%	$422,000	$6.73	42.7
Shops at Turkey Creek	100.0%	$402,000	$24.63	13.4
Aurora Commons	92.0%	$806,000	$9.03	74.3

The following table reflects lease expirations and related information for our properties as of March 31, 2012:

Year of Expiration(1)	Number of Leases Expiring	Annualized Base Rent(2)	Percent of Portfolio Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	Percent of Rentable Square Feet Expiring
2012	45	$1,563,592	7.67%	82,277	6.03%
2013	45	1,823,762	8.95%	109,481	8.03%
2014	50	1,885,595	9.25%	98,113	7.20%
2015	36	1,885,131	9.25%	134,246	9.85%
2016	22	1,434,992	7.04%	92,045	6.75%
2017	24	1,353,905	6.64%	90,404	6.63%
2018	26	1,777,703	8.72%	120,050	8.80%
2019	7	714,009	3.50%	63,196	4.63%
2020	4	154,074	0.76%	6,932	0.51%
2021	15	1,976,201	9.70%	112,166	8.23%
2022	4	1,399,600	6.87%	106,312	7.80%
Thereafter	21	4,415,082	21.66%	348,276	25.54%

Total	299	20,383,655	100%	1,363,498	100.0%

(1)	Represents the expiration date of the lease at March 31, 2012, and does not take into account any tenant renewal options.
(2)

Annualized base rent represents annualized contractual base rental income as of March 31, 2012, adjusted to straight-line any future contractual rent increases from the time of our acquisition through the balance of the lease term.

The following table sets forth information with respect to the tenants occupying 10% or more of the rentable square feet at our properties as of March 31, 2012:

Property	Tenants	Percentage of Rentable Square Feet		Annual Rent		Lease Expiration
Moreno Marketplace	Stater Bros. Supermarket	55.88%			$730,000	November 2028	(1)
Waianae Mall	City Mill	24.05%			$209,000	June 2015	(2)
	Long Drugs	13.85%			$636,000	January 2021	(3)
Northgate Plaza Shopping Center	Wal-Mart Neighborhood Market	41.24%			$245,000	May 2025	(4)
	Dollar Tree Stores, Inc.	11.89%			$106,000	January 2015
San Jacinto Esplanade Shopping Center	Fresh & Easy Neighborhood Market	27.12%			$175,000	October 2027	(5)
Craig Promenade	BigLots, Inc.	34.98%			$348,000	January 2016	(6)
	Party Pro, Inc.	13.89%			$130,000	February 2013	(7)
Pinehurst Square East	TJ Maxx	22.75%			$247,000	March 2017	(8)
	Old Navy	13.44%			$207,000	November 2011	(9)
BI-LO at Chester Plaza	BI-LO	100.00%			$234,000	September 2019	(10)
Topaz Marketplace	Fresh & Easy Neighborhood Market	27.74%			$235,000	August 2028	(11)
	Wood Fire Grill Buffet	20.55%			$219,000	October 2023	(12)
	Davita Dialysis	14.89%			$197,000	August 2018	(13)
Osceola Village	Publix Gregg Appliances Inc.	39.09 25.72	% %	$ $	559,600 480,000	October 2028 October 2018	(14) (15)
Constitution Trail Shopping Center	Schnucks Market Starplex Wendy’s (Ground Lease)	28.36 21.70 22.31	% % %	$ $ $	657,000 749,000 75,000	March 2026 February 2029 December 2029	(16) (17)
Summit Point Shopping Center	Publix	50.21%			$489,000	September 2024	(18)
	Wendy’s (Ground Lease)	18.95%			$60,500	December 2014
	JP Morgan Chase (Ground Lease)	30.11%			$88,000	August 2019
Morningside Marketplace	Ralphs	65.54%			$727,000	October 2021	(19)
Woodland West Marketplace	Randalls Food & Drug Store	33.35%			$441,000	June 2022	(20)
Ensenada Square	Kroger Family Dollar Store	63.21 16.01	% %	$ $	198,000 99,000	February 2018 June 2013	(21) (22)
Shops at Turkey Creek	Sequoyah Discount Wine & Spirit Connors Concepts Inc. Connors Steak and Seafood	39.05 18.07 42.88	% % %	$ $ $	155,000 47,000 200,000	April 2018 October 2014 November 2019	(23) (24) (25)
Aurora Commons	Marc’s Grocery	48.01%			$369,000	June 2022	(26)

(1)	Stater Bros. has the option to renew its lease for up to six additional terms of five years each.
(2)	City Mill has the option to renew its lease for one additional term of five years at fair market value.
(3)	Long Drugs has the option to renew its lease for up to two additional terms of five years each with increases in rent.
(4)	Wal-Mart has the option to renew its lease for up to fifteen additional terms of five years each.
(5)	Fresh & Easy has the option to renew its lease for up to six additional terms of five years each.
(6)	BigLots, Inc. has the option to renew its lease for up to five additional terms of five years each.
(7)	Party Pro, Inc. has the option to renew its lease for up to two additional terms of five years each.
(8)	TJ Maxx has the option to renew its lease for up to four additional terms of five years each.
(9)	Old Navy has the option to renew its lease for up to two additional terms of five years each.
(10)	BI-LO has the option to renew its lease for up to four additional terms of five years each.
(11)	Fresh & Easy has the option to renew its lease for up to one additional term of five years.
(12)	Wood Fire Grill Buffet has the option to renew its lease for up to three additional terms of five years each.
(13)	Davita Dialysis has the option to renew its lease for up to two additional terms of five years each.
(14)	Publix has the option to renew its lease for up to seven additional terms of five years each.
(15)	Gregg Appliances has the option to renew its lease for up to four additional terms of five years each.
(16)	Schnucks Market has the option to renew its lease for up to six additional terms of five years each.
(17)	Starplex has the option to renew its lease for up to four additional terms of five years each.
(18)

Publix has the option to renew its lease for up to eight additional terms of five years each. Wendy’s has the option to renew its lease for up to four additional terms of five years each. JP Morgan Chase has the option to renew its lease for up to three additional terms of five years each.

(19)	Ralphs has the option to renew its lease for up to five additional terms of five years each.
(20)	Randall’s Food & Drug has the option to renew its lease for up to four additional terms of five years each.
(21)	Kroger has the option to renew its lease for up to six additional terms of five years each.
(22)	Family Dollar Store has the option to renew its lease for up to four additional terms of five years each.
(23)	Sequoyah Discount Wine & Spirit has the option to renew its lease for us to two additional terms of five years each.
(24)	Connor Concepts has the option to renew its lease for up to six additional terms of five years each.
(25)	Connors Steak & Seafood has the option to renew its lease for up to four additional terms of five years each.
(26)	Marc’s Grocery has the option to renew its lease for up to one additional terms of five years.

The following statements generally apply to all of our properties, except as otherwise noted below:

•	we believe all of our properties are adequately covered by insurance and are suitable for their intended purposes;

•	all of our properties face competition from other nearby retail properties in and around their respective sub-markets; and

•

we currently have no plans for any material renovations, improvements or development with respect to any of our properties; provided, however, that we plan to spend approximately $1.8 million over three years for capital improvements at the Waianae property.

Our Recent Disposition of Two Pads at the Morningside Marketplace

On April 13, 2012, we sold two pads at the Morningside Marketplace for an aggregate purchase price of $4,098,000. The two pads, which contained a Chevron service station and a Chase Bank, were sold to an unaffiliated private real estate investor.

Our Potential Property Disposition

We have entered into a purchase agreement for the sale to a third party buyer of a 1.25 acre parcel at the Osceola Village for a price of $1.25 million. This potential disposition is subject to a number of conditions to closing. There is no assurance that we will close the property disposition on the terms described above or at all.

Information Regarding Our Indebtedness

As of December 31, 2011, we had total outstanding indebtedness of approximately $112,395,000. As of December 31, 2011, our leverage ratio, or the ratio of our total debt to the total purchase price of our assets plus cash and cash equivalents, was approximately 62.9%. As of December 31, 2011, our debt-to-net assets ratio, defined as our total debt as a percentage of our total assets (other than intangibles) less total liabilities, was approximately 78.4%.

Information Regarding Our Distributions

        On August 13, 2009, our board of directors approved a monthly cash distribution of $0.05625 per share of common stock. The monthly distribution was contingent upon the closing of our first asset acquisition and represented an annualized distribution of $0.675 per share. On May 11, 2010, our board of directors approved an increase in our monthly cash distribution to $0.05833 per share of common stock contingent upon the closing of our acquisition of the Waianae property, which occurred on June 4, 2010. That monthly distribution amount represents an annualized distribution of $0.70 per share if paid each day over a 365-day period. There is no guarantee that we will pay distributions at this rate in the future or at all.

Distributions paid to our common stockholders during the period from December 2009 (the date we first paid distributions) through December 31, 2011 are presented in the following table:

								Net Cash Provided by (Used) in Operating Activities
	Distributions Paid
Period	Cash		% of Total	Reinvested	% of Total	Total
Fourth Quarter 2009	$6,000		46.2%	$7,000	53.8%	$13,000	100%	$(1,047,000)
First Quarter 2010	72,000		80.0	18,000	20.0	90,000	100	(619,000)
Second Quarter 2010	117,000		70.1	50,000	29.9	167,000	100	(699,000)
Third Quarter 2010	199,000		69.8	86,000	30.2	285,000	100	(197,000)
Fourth Quarter 2010	257,000		67.8	122,000	32.2	379,000	100	141,000
First Quarter 2011	282,000		66.5	142,000	33.5	424,000	100	80,000
Second Quarter 2011	341,000		67.0	168,000	33.0	509,000	100	(1,206,000)
Third Quarter 2011	485,000		70.1	206,000	29.8	691,000	100	533,000
Fourth Quarter 2011	604,000		68.1	283,000	31.9	887,000	100	(2,206,000)

	$2,363,000	(1)	68.6%	$1,082,000	31.4%	$3,445,000	100%	$(5,220,000)

(1)

Includes a total of $103,000 in cash distributions paid to 18 holders of non-controlling common limited partnership units of our operating partnership during the second, third and fourth quarter of 2011.

Sources of aggregate distributions, including shares issued pursuant to our distribution reinvestment plan, paid during the period from December 2009 (the date we first paid distributions) through December 31, 2011 are presented in the following table:

	Source of Distributions
Period	Cash Distributions from Investments		Funds from Prior Quarters		Cash Flow from Operations		Offering Proceeds		Total
Fourth Quarter 2009	$—	—%	$—	—%	$—	—%	$13,000	100%	$13,000	100%
First Quarter 2010	—	—	—	—	—	—	90,000	100	90,000	100
Second Quarter 2010	—	—	—	—	—	—	167,000	100	167,000	100
Third Quarter 2010	—	—	—	—	—	—	285,000	100	285,000	100
Fourth Quarter 2010	—	—	—	—	—	—	379,000	100	379,000	100
First Quarter 2011	—	—	—	—	—	—	424,000	100	424,000	100
Second Quarter 2011	—	—	—	—	—	—	509,000	100	509,000	100
Third Quarter 2011	—	—	—	—	—	—	691,000	100	691,000	100
Fourth Quarter 2011	—	—	—	—	—	—	887,000	100	887,000	100

	$—	—%	$—	—%	$—	—%	$3,445,000	100%	$3,445,000	100%

For the year ended December 31, 2011, we paid $2,513,000 in distributions (including $799,000 in shares issued pursuant to our distribution reinvestment plan). For the year ended December 31, 2011, our net income was $2,310,000 and our net cash used in operations was $2,799,000. Our FFO for the same period was $(3,848,000). We commenced operations upon the acquisition of the Moreno Marketplace on November 19, 2009. We paid $3,445,000 in distributions (including $1,082,000 in shares issued pursuant to our distribution reinvestment plan) during the period from December 2009 (the month we first paid distributions) through December 31, 2011. Our net income (loss) from our inception through December 31, 2011 was $(3,282,000). For the period from the fourth quarter of 2009 through December 31, 2011, net cash used in operations was $(5,220,000). From inception through December 31, 2011, FFO was $(7,323,000). For a discussion of how we calculate FFO, see “Our Performance—Funds From Operations and Modified Funds From Operations.”

Information Regarding Redemption of Shares

As of December 31, 2011, we had redeemed approximately 28,779 shares under our share redemption program at an average redemption price of $9.30 per share, for an aggregate redemption price of approximately $287,000. The source of payment for these redemption requests was proceeds from our public offering.

As of December 31, 2011, we had redeemed shares pursuant to our share redemption program as follows:

Month	Total Number of Shares Redeemed	Average Price Paid Per Share
November 2010	12,500	$10.00
April 2011	1,000	10.00
July 2011	11,159	9.20
October 2011	4,120	9.40

Total	28,779

Net Tangible Book Value per Share

As of December 31, 2011, our net tangible book value was $149,245,000, and our net tangible book value per share was $24.85, compared with our primary offering price per share of $10.00 and shares sold under our distribution reinvestment plan at $9.50 per share. Net tangible book value per share is the net tangible assets of a company (total assets less total liabilities less intangible assets), divided by the number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) accumulated depreciation and amortization of real estate investments, (ii) fees paid in connection with our initial public offering and (iii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments. Additionally, investors who purchased shares in this offering may experience further dilution of their equity investment in the event that we sell additional common shares in the future, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.

Compensation Paid to Our Advisor and its Affiliates

The following data supplements, and should be read in conjunction with, the section of our prospectus entitled “Management Compensation.”

The following table summarizes the compensation, fees and reimbursements we paid to our advisor, TNP Strategic Retail Advisor, LLC, and its affiliates, including the dealer manager, during the years ended December 31, 2010 and December 31, 2011.

Type of Fee or Reimbursement	Year Ended December 31, 2011	Year Ended December 31, 2010
Offering Stage:
Selling commissions	$2,395,000	$1,437,000
Dealer manager fees	$1,034,000	$631,000
Other organization and offering expenses	$750,000	$671,000
Operational Stage:
Acquisition fee	$2,484,000	$1,021,000
Origination fee	$—	$—
Asset management fee	$—	$—
Property management and leasing fee	$492,000	$204,000
Operating expenses	$459,000	$177,000
Guaranty Fees	$104,000	$68,000
Leasing Commissions	$88,000	$—
Loan Fees	$49,000	$—
Interest expense on notes payable	$31,000	$—
Disposition Stage:
Disposition Fees	$88,000	$—
Subordinated participation in net sale proceeds	$—	$—
Subordinated listing fee	$—	$—
Subordinated fee upon termination	$—	$—

As of December 31, 2011 and December 31, 2010, fees and reimbursements accrued but not yet paid were approximately $1,438,000 and $1,834,000, respectively, representing organization and offering costs, deferred asset management fees, operating expenses, guaranty fees, and property management fees due to affiliates.

Experts

The consolidated financial statements of TNP Strategic Retail Trust, Inc. and subsidiaries as of December 31, 2011 and for the year ended December 31, 2011, and financial statement schedule III as of December 31, 2011, have been incorporated by reference herein in reliance upon the report of McGladrey & Pullen, LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of TNP Strategic Retail Trust, Inc. and subsidiaries as of December 31, 2010, and for the year ended December 31, 2010 and the 2010 information in financial statement schedule III have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The statement of revenues and certain expenses of Moreno Marketplace for the period from November 10, 2008 (date of commencement of operations) to September 30, 2009 has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of Waianae Mall for the year ended December 31, 2009 has been incorporated by reference herein and has been audited by McGladrey & Pullen, LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of Northgate Property for the year ended December 31, 2009 has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of San Jacinto Property for the year ended December 31, 2009 has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of Craig Promenade for the year ended December 31, 2010 has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of Pinehurst Square East for the year ended December 31, 2010 has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

        The statement of revenues and certain expenses of Topaz Marketplace for the year ended December 31, 2010 has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of Osceola Village for the year ended December 31, 2010 has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of Constitution Trail for the year ended December 31, 2010 has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statements of revenues and certain expenses of Cochran Bypass for the years ended December 31, 2010 and December 31, 2009 have been incorporated by reference herein and have been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statements of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statements). Such statements of revenues and certain expenses have been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of Summit Point for the year ended December 31, 2010 has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The statement of revenues and certain expenses of Morningside Marketplace for the year ended December 31, 2010 has been incorporated by reference herein and has been audited by KMJ Corbin & Company LLP, independent auditor, as stated in its report, which is also incorporated herein by reference (which report on the statement of revenues and certain expenses expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the statement). Such statement of revenues and certain expenses has been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

Incorporation of Certain Documents by Reference

We have filed a registration statement on Form S-11 with the SEC with respect to the shares of our common stock to be issued in the offering. This prospectus is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us, we refer you to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or document referred to are necessarily summaries of such contract or document and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. We furnish our stockholders by mail (or, where permitted, by electronic delivery and notification) with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. The registration statement is, and all of these filings with the SEC are, available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room.

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at our website at www.tnpsrt.com. There is additional information about us and our advisor and its affiliates at the website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus. The following documents filed with the SEC are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K filed with the SEC on March 30, 2012;

•	Current Report on Form 8-K/A filed with the SEC on March 26, 2012;

•	Current Report on Form 8-K filed with the SEC on March 21, 2012;

•	Current Report on Form 8-K filed with the SEC on March 21, 2012;

•	Current Report on Form 8-K filed with the SEC on March 13, 2012;

•	Current Report on Form 8-K/A filed with the SEC on March 8, 2012;

•	Current Report on Form 8-K filed with the SEC on March 1, 2012;

•	Current Report on Form 8-K filed with the SEC on February 9, 2012;

•	Current Report on Form 8-K filed with the SEC on February 8, 2012;

•	Current Report on Form 8-K filed with the SEC on February 3, 2012;

•	Current Report on Form 8-K filed with the SEC on January 18, 2012;

•	Current Report on Form 8-K filed with the SEC on January 13, 2012;

•	Current Report on Form 8-K/A filed with the SEC on January 12, 2012;

•	Current Report on Form 8-K filed with the SEC on January 12, 2012;

•	Current Report on Form 8-K/A filed with the SEC on January 6, 2012;

•	Current Report on Form 8-K filed with the SEC on January 5, 2012;

•	Current Report on Form 8-K/A filed with the SEC on August 12, 2011;

•	Current Report on Form 8-K/A filed with the SEC on June 15, 2011;

•	Current Report on Form 8-K/A filed with the SEC on November 12, 2010;

•	Current Report on Form 8-K/A filed with the SEC on October 27, 2010;

•	Current Report on Form 8-K/A filed with the SEC on September 21, 2010;

•	Current Report on Form 8-K/A filed with the SEC on August 20, 2010; and

•	Current Report on Form 8-K/A filed with the SEC on February 3, 2010.

We will provide to each person to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at 1900 Main Street, Suite 700, Irvine, California 92614 or at (949) 833-8252. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.